

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 21, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

> **Re: Ceridian HCM Holding Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 14, 2018**
> **CIK No. 0001725057**

Dear Mr. Ossip:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2018 letter.

Prospectus Summary

Debt Refinancing, page 10

1.   You disclose that you expect to redeem all $475 million aggregate principal amount of your outstanding Senior Notes. As it appears that you will use the net proceeds from this offering for this purpose, please revise your Use of Proceeds disclosure, or clarify how you intend to fund the redemption. Refer to comment 11 of our letter dated February 8, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Pro Forma Consolidated Financial Data, page 61

2.   Please revise to include a footnote explaining how the pro forma income tax expense adjustment was determined. Refer to Rule 11-02(b)(6) of Regulation S-X. Also, revise to disclose that the other adjustments represent the segment amounts as presented in your financial statements and no other adjustments were necessary.

LifeWorks Disposition, page 65

3.   You disclose that you expect to incur approximately $3.2 million in taxes and use approximately $96 million of net operating losses in connection with the series of intercompany transactions and the distribution. Please revise to describe the intercompany transactions to which you are referring and tell us how these transactions are reflected in your pro forma presentations beginning on page 61. In addition, describe the extent to which you expect to be able to use net operating losses to offset the taxes incurred related to the distribution.

Business

Overview, page 98

4.   Your revised disclosure in response to prior comment 10 continues to refer to the portion of backlog expected to be taken live in 2018. Please revise to disclose the amount of backlog that is not expected to be filled within the current year. In this regard, we note that your Dayforce contracts typically range between three and five years, so the fact that they are taken live does not necessarily mean that they are filled in the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Our Customers, page 113

5.   Please disclose the objective criteria that you have used in selecting the representative customers that you identify by name, which will assist investors in understanding their significance to you. For example, if the listed customers are intended to reflect the utility of Dayforce across organization sizes and industries, please disclose this fact. Further, with regard to the customer case studies, please advise why you selected the profiled customers and how these customers provide a meaningful representation of your customer base.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Alexander D. Lynch, Esq.
         Weil, Gotshal & Manges LLP